Exhibit 99.1

B.O.S Announces Funding of $600,000

RISHON LEZION, Israel, February 25, 2020 -- B.O.S Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of Intelligent Robotics and Supply Chain solutions for enterprises, announced today that it has entered into an agreement for a loan from a private investment fund in the principal amount of $600,000.

Eyal Cohen, BOS CEO stated, “We are focused on driving growth opportunities related to our Robotics business in the United States. In late 2019, we opened a sales office in Dallas, Texas and appointed a U.S. Director of Sales. The loan proceeds will support the build out of our U.S. sales platform as we work to increase our market recognition.”

The principal loan amount bears an interest rate of 8% per annum and is not secured. The loan will be repaid in 12 monthly installments of principal and interest. BOS shall issue to the lender warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share. The warrants shall be exercisable for a period of two years from issuance. The Company paid to the lender a commitment fee of $15,000.

About BOS

BOS is a global provider of Intelligent Robotics and Supply Chain solutions for enterprises. BOS offers smart automation systems for industrial processes, logistics and retail stores. The Company’s Supply Chain division provides electronic components mainly for the aerospace, defense and other industries worldwide including electronic components services of consolidation from a vast number of suppliers, long term scheduling and kitting.  For more information, please visit: www.boscorporate.com , www.imdecol.com or contact:

International John Nesbett IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact Eyal Cohen, CEO BOS +972-542525925 eyalc@boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’s existing business; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.